Exhibit 99.1

First Quarter 2015

Financial Highlights

•	Net sales increased to US$80.6 million from US$80.5 million in 4Q14

•	Gross margin (non-GAAP1) decreased to 52.0% from 52.5% in 4Q14

•	Operating expenses (non-GAAP) increased to US$22.5 million from US$21.4 million in 4Q14

•	Operating margin (non-GAAP) decreased to 24.1% from 26.0% in 4Q14

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.48 from US$0.53 in 4Q14

Business Highlights

•	Announced the agreement to acquire Shannon Systems, China’s leading enterprise-class PCIe SSD and storage array solutions provider

•	SSD controller sales doubled sequentially and is now over 10% of corporate revenue

•	SSD controller shipments increased to over one million units a month in March

•	Two additional PC OEMs using SSDs with our controllers, increasing the total to five PC OEMs

•	Began shipping FerriSSD to a major German luxury automobile maker’s infotainment system

Taipei, Taiwan, April 28, 2015 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2015. For the first quarter, net sales increased slightly quarter-over-quarter to US$80.6 million from US$80.5 million in the fourth quarter. Net income (non-GAAP) decreased quarter-over-quarter to US$16.6 million or US$0.48 per diluted ADS from a net income (non-GAAP) of US$18.5 million or US$0.53 per diluted ADS in the fourth quarter.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

GAAP net income for the first quarter increased to US$15.5 million or US$0.44 per diluted ADS from a GAAP net income of US$12.1 million or US$0.35 per diluted ADS in the fourth quarter.

First Quarter 2015 Review

Commenting on the results of the first quarter, Silicon Motion’s President and CEO Wallace Kou said:

“We are off to a solid start in 2015. Our first quarter revenue benefited from strong client SATA 3 SSD controller sales momentum and stable eMMC controller sales. Client SSD controller sales doubled sequentially, now account for over 10% of our corporate revenue and shipments increased to over a million units a month in March. This quarter, our module maker customers aggressively built SSDs for channel markets. Micron and another NAND flash partner ramped sales of their SSDs with our controllers to both channel and OEM markets, and we expect a new major SSD program with our controllers, again for both channel and OEM markets, to begin shipping in the second quarter. Our storage OEM partner began shipping SSDs to three global tier-1 PC OEMs in the first quarter and recently started shipping to two additional OEMs. Our overall embedded products sales rebounded to well over half of total sales.

Separately, I am excited to announce that we have entered into an agreement to acquire Shannon Systems, a leading supplier of innovative enterprise-class PCIe SSD and storage array solutions to China’s e-commerce, cloud computing and other industries. With this acquisition, which we anticipate closing in the next few months, we will supply enterprise-grade SSDs to the internet companies that operate in the world’s largest internet market.”

Sales

Net sales in the first quarter were US$80.6 million, a slight increase compared with the fourth quarter. For the quarter, mobile storage products accounted for 79% of net sales and mobile communications 19% of net sales.

Net sales of our mobile storage products, which primarily include eMMC, SSD, memory card and USB flash drive controllers, decreased 3% sequentially in the first quarter to US$63.6 million.

Net sales of mobile communications products, which primarily include LTE transceivers and mobile TV IC solutions, increased 14% sequentially to US$15.2 million in the first quarter.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 52.0% in the first quarter as compared to 52.5% in the fourth quarter. GAAP gross margin decreased in the first quarter to 52.0% as compared to 52.4% in the fourth quarter.

Operating expenses (non-GAAP) in the first quarter were US$22.5 million, an increase from US$21.4 million in the fourth quarter. Operating margin (non-GAAP) was 24.1%, a decrease from 26.0% in the previous quarter. GAAP operating margin was 22.1% for the first quarter, an increase from 20.9% in the fourth quarter.

Earnings

Net income (non-GAAP) was US$16.6 million for the first quarter, a decrease from US$18.5 million in the fourth quarter. Diluted earnings per ADS (non-GAAP) were US$0.48 per ADS in the first quarter, a decreased from US$0.53 per ADS in the fourth quarter of 2014.

GAAP net income was US$15.5 million for the first quarter, an increase from US$12.1 million in the fourth quarter. Diluted GAAP earnings per ADS in the first quarter were US$0.44, an increase from US$0.35 per ADS in the fourth quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments increased at the end of the first quarter to US$200.5 million from US$194.9 million at the end of the fourth quarter.

Cash Flow

Our cash flows were as follows:

3 months ended March 31, 2015
(In US$ millions)
Net income	15.5
Depreciation & amortization	1.9
Changes in operating assets and liabilities	(5.4)
Others	0.6

Net cash provided by (used in) operating activities	12.6

Acquisition of property and equipment	(1.8)
Others	(0.1)

Net cash provided by (used in) investing activities	(1.9)

Dividend	(5.0)
Others	—
Net cash provided by (used in) financing activities	(5.0)

Effects of changes in foreign currency exchange rates on cash	(0.1)

Net increase (decrease) in cash and cash equivalents	5.6

During the first quarter, we had US$1.8 million of capital expenditures primarily relating to the purchase of software and design tools.

Returning Value to Shareholders

On January 26, 2015 the Board of Directors of the Company declared a US$0.15 per ADS quarterly dividend. On February 20, we recorded $5.2 million as dividend payments to our shareholders.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“The fundamentals of our business have never been stronger and we are excited about starting the next chapter of our growth. We believe that we are gaining share in the client SSD controller market and rapidly winning sockets and new designs with a broad range of OEMs. We remain on track to grow our market leading eMMC business as previously communicated. And with the proposed addition of Shannon Systems, we will be entering the world’s largest internet market and will become one of the leading suppliers of enterprise SSDs to leading Chinese internet companies.”

For the second quarter of 2015, management expects:

•	Revenue to increase 5% to 10% sequentially

•	Gross margin (non-GAAP) to be in the 50% to 52% range

•	Operating expenses (non-GAAP) of approximately US$23 to $24 million

For the full-year 2015, management expects:

•	Revenue to increase 17% to 25% as compared to full-year 2014

•	Gross margin (non-GAAP) to be in the 49.5% to 51.5% range

•	Operating expenses (non-GAAP) of approximately US$91 to $97 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 28, 2015.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 1518 8506

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 1518 8506

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

–	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

–	Acquisition costs consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2014 (US$)	Dec. 31, 2014 (US$)	Mar. 31, 2015 (US$)
Net Sales	52,848	80,503	80,646
Cost of sales	27,224	38,306	38,723

Gross profit	25,624	42,197	41,923
Operating expenses
Research & development	11,907	17,528	16,355
Sales & marketing	3,591	4,434	4,309
General & administrative	2,630	3,410	3,440

Operating income	7,496	16,825	17,819
Non-operating income (expense)
Gain on sale of investments	1	1	1
Interest income, net	474	613	514
Foreign exchange gain (loss), net	(230)	(451)	150
Others, net	2	(4)	(4)

Subtotal	247	159	661

Income before income tax	7,743	16,984	18,480
Income tax expense	3,915	4,911	3,018

Net income	3,828	12,073	15,462

Basic earnings per ADS	$0.12	$0.36	$0.45
Diluted earnings per ADS	$0.11	$0.35	$0.44

Margin Analysis:
Gross margin	48.5%	52.4%	52.0%
Operating margin	14.2%	20.9%	22.1%
Net margin	7.2%	15.0%	19.2%

Additional Data:
Weighted avg. ADS equivalents[2]	33,184	33,892	34,068
Diluted ADS equivalents	33,963	34,471	34,751

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2014 (US$)	Dec. 31, 2014 (US$)	Mar. 31, 2015 (US$)
GAAP net income	3,828	12,073	15,462
Stock-based compensation:
Cost of sales	60	99	38
Research and development	1,092	2,583	978
Sales and marketing	219	701	263
General and administrative	210	624	259

Total stock-based compensation	1,581	4,007	1,538

Non-recurring items:
Litigation expenses	(191)	(6)	8
Acquisition costs	—	30	134
Foreign exchange loss (gain), net	1,285	2,422	(573)

Non-GAAP net income	6,503	18,526	16,569

Shares used in computing non-GAAP diluted earnings per ADS	34,104	34,650	34,818

Non-GAAP diluted earnings per ADS	$0.19	$0.53	$0.48
Non-GAAP gross margin	48.6%	52.5%	52.0%
Non-GAAP operating margin	16.7%	26.0%	24.1%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2014 (US$)	Dec. 31, 2014 (US$)	Mar. 31, 2015 (US$)
Cash and cash equivalents	157,841	194,211	199,836
Short-term investments	727	703	712
Accounts receivable (net)	37,441	28,742	41,114
Inventories	30,982	44,076	46,158
Refundable deposits—current	15,310	19,322	19,280
Prepaid expenses and other current assets	2,586	3,386	3,532

Total current assets	244,887	290,440	310,632
Long-term investments	133	133	133
Property and equipment (net)	30,211	35,537	35,022
Goodwill and intangible assets (net)	35,471	35,467	35,466
Other assets	4,513	5,345	5,549

Total assets	315,215	366,922	386,802

Accounts payable	14,199	14,246	21,096
Income tax payable	10,766	17,696	20,267
Accrued expenses and other current liabilities	13,651	24,513	22,822

Total current liabilities	38,616	56,455	64,185
Other liabilities	5,671	6,367	6,658

Total liabilities	44,287	62,822	70,843
Shareholders’ equity	270,928	304,100	315,959

Total liabilities & shareholders’ equity	315,215	366,922	386,802

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are LTE transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter of 2015 and full year 2015 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2015. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to successfully close the pending acquisition of Shannon Systems and our integration of Shannon Systems; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com